Exhibit 3.1

Amendment to Article I, Section 9 of Bylaws

PREVIOUS LABONE, INC. BYLAWS - ARTICLE I, SECTION 9

Section 9 - Voting of Shareholders. Subject to the right to elect directors by cumulative voting, each shareholder shall be entitled to as many votes on any proposition as he has shares of stock in the corporation, and he may vote them in person or by proxy. Such proxy shall be in writing, or in such other transmitted form as may be acceptable to the Secretary, and shall state the name of the person authorized to cast such vote and the date of the meeting at which such vote shall be cast, and no such proxy shall be valid unless the same shall have been given within sixty (60) days prior to the meeting at which such vote is to be cast and shall be filed with the Secretary at or previous to the time of the meeting and before the votes are cast.

If the Board of Directors does not close the transfer books or set a record date for the determination of the shareholders entitled to notice of, and to vote at, a meeting of shareholders, only the shareholders of record at the close of business on the twentieth day preceding the date of the meeting shall be entitled to notice of, and to vote at, the meeting and any adjournment of the meeting.

REVISED LABONE, INC. BYLAWS - ARTICLE I, SECTION 9

Section 9 - Voting of Shareholders. Subject to the right to elect directors by cumulative voting, and except as otherwise provided by the Articles of Incorporation, each shareholder shall be entitled to one vote for each share of stock having voting power held by such shareholder, and may vote such shares in person or by proxy.

If the Board of Directors does not close the transfer books or set a record date for the determination of the shareholders entitled to notice of, and to vote at, a meeting of shareholders, only the shareholders of record at the close of business on the twentieth day preceding the date of the meeting shall be entitled to notice of, and to vote at, the meeting and any adjournment of the meeting.